Confidential Treatment Requested by Nexa Resources S.A.*

Nexa Resources S.A. – PAGE E004

September 29, 2023

VIA EDGAR TRANSMISSION

Mark Wojciechowski

Karl Hiller

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Nexa Resources S.A. Form 20-F for the Fiscal Year ended December 31, 2022 Filed March 20, 2023 File No. 001-38256

Dear Mr. Wojciechowski and Mr. Hiller:

Set forth below are the responses of Nexa Resources S.A. (“Nexa” or the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated August 18, 2023, with respect to Nexa’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”).

In response to the Staff’s comments to the 2022 Form 20-F, the Company has concurrently submitted a draft marked amendment to its annual report for the fiscal year ended December 31, 2022 (the “Draft 2022 Form 20-F/A”) for the Staff’s review, which is attached hereto as Annex A.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by Nexa’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the marked copy of the Draft 2022 Form 20-F/A.

*Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter, which have been replaced with the following placeholder “[***]” in the letter filed via EDGAR. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83). The Company has also delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

Form 20-F for the Fiscal Year ended December 31, 2022

Executive Summary, page 99

Mr. Mark Wojciechowski Mr. Karl Hiller Confidential Treatment Requested by Nexa Resources S.A.* Nexa Resources S.A. – PAGE E005

1.	We note that you have proposed various revisions in response to our prior comments though prefer to limit compliance with the disclosure requirements cited in our prior comments to future filings. However, given the nature and extent of the disclosure deficiencies, and the additional concerns outlined in the comments in this letter, it appears that you will need to amend your filing to include all of the required information.

We suggest that you submit a draft marked-amendment to the annual report for review in advance of filing the amendment. Please include all of the revisions proposed in your prior response letter and the additional information or incremental revisions that will be necessary to address the comments in this letter.

In response to the Staff’s comment, the Company has concurrently submitted the Draft 2022 Form 20-F/A for the Staff’s review, which includes all proposed revisions as a result of this response letter and the Company’s prior response letter submitted to the Commission on July 14, 2023.

Operating and Financial Review and Prospects
Results of Operations, page 110

2.	We note that in response to prior comment five you refer to various disclosures pertaining to changes in net revenues and cost of sales, which quantify and generally attribute the overall change to particular factors, such as being “primarily due to the increase in the LME prices” for 2022 revenues, or “primarily due to the higher zinc price” and “higher sales volumes of copper, lead, and silver” for 2021 revenues; and although you discuss some changes in minerals production, you have not quantified the change in revenues that are attributable to the volumetric changes, or separately to changes in prices, nor addressed material offsetting changes within these categories of revenues.

Item 5 of Form 20-F requires a quantitative and qualitative description of the reasons underlying material changes, including where material changes within a line item off set one another, to the extent necessary for an understanding of the company’s business as a whole. Item 5.A.1. also stipulates that when there are material changes from period to period in net sales or revenue, you must “describe the extent to which such changes are attributable to changes in prices or to changes in the volume.

Given that you reported a 15.7% increase in revenues for 2022 and a 34.4% increase in revenues for 2021, it appears these disclosures should be provided. However, if you believe the information would not be material, tell us how you have formulated your view and submit the underlying numerical analysis of these details for review.

In response to the Staff’s comment, the Company has revised the disclosure on page 112 of the Draft 2022 Form 20-F/A. We reproduced below the excerpt containing a discussion of the increase in revenues for 2022:

Net revenues

In 2022, net revenues increased by 15.7%, or US$411.9 million, primarily due to the higher zinc price during 2022, compared to the price of zinc in the same periods of 2021. In 2022, zinc average LME prices (which is the key benchmark for our prices) increased by 15%, from US$3,007 per tonne in 2021 to US$3,485 per tonne in 2022. In 2022, this increase had a positive impact in our net revenue of approximately US$294.5 million, based on our sales volumes of 616.2kt in 2022 and the average LME price difference of US$478/t between 2022 and 2021. Additionally, we had a positive impact in our net revenues of approximately US$91 million, explained by higher sulfuric acid prices in our smelting segment, which increased from US$72 per tonne in 2021 to US$240 per tonne in 2022, as well as a positive impact of US$62 million related to higher copper and lead sales volumes of 12.2% and 26.1%, respectively. The above increase in our net revenues was partially offset by a negative impact of US$43.8 million, related to (i) a decrease in copper average LME price of 5.6% to US$8,797 per tonne and lead average LME price of 2.5% to US$2,150 per tonne compared to 2021, which totaled approximately US$36 million; and (ii) a 0.4% decrease in total metal (zinc metal + zinc oxide) volume sales, reducing our revenues by US$7.8 million in 2022. For a discussion of the underlying reasons driving the change in commodity prices, see “Operating and Financial Review and Prospects—Overview—Key factors affecting our business and results of operations—Metal Prices” starting on page 101 of the Draft 2022 Form 20-F/A.

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In addition, in response to the Staff’s comment the following is a discussion of the increase in revenues for 2021. The 34.4%, or US$671.2 million, increase in net revenues in 2021 was primarily due to (i) higher zinc prices during 2021, compared to the price of zinc in the same period of 2020, and (ii) higher zinc volumes in 2021, compared to 2020. In 2021, zinc average LME prices (which is the key benchmark for our prices) increased by 32.7%, from US$2,267 per tonne in 2020 to US$3,007 per tonne in 2021. This price increase had a positive impact in our net revenue for 2021 of approximately US$457.9 million, based on our sales volumes of 618.8kt in 2021 and the average LME price difference of US$740/t between 2021 and 2020. The volume increase was 33.5kt in 2021, causing a positive isolated volume impact in our revenue for 2021 of approximately US$75.8 million, based on the 2020 average price of US$2,267 per tonne. For a discussion of the underlying reasons driving the change in commodity prices in 2021, see “Operating and Financial Review and Prospects—Overview—Key factors affecting our business and results of operations—Metal Prices” starting on page 98 of our annual report on Form 20-F for the year ended 2021. For a discussion of the underlying reasons driving the increase in our production in 2021, see “Operating and Financial Review and Prospects—Overview—Key factors affecting our business and results of operations— Production volumes, ore grade and metal mix” starting on page 99 of our annual report on Form 20-F for the year ended 2021.

Non-IFRS Measures and Reconciliation, page 115

3.	We note your disclosure on page 115 stating that Adjusted EBITDA is both “a useful measure of our performance” and a measure that “reflects our cash generation potential from our operational activities,” i.e. a measure that would generally be regarded as a measure of liquidity. However, in the sentence that follows this disclosure you also state that your measures of Adjusted EBITDA should not be considered as indicators of operating performance or as measures of liquidity.

Given your focus on the cash generation potential of this non-GAAP measure in the disclosure referenced above and among the rationale provided for various adjustments in your response to prior comment seven, considering also your depiction of the measure within your segment disclosures, it appears that your measure of consolidated Adjusted EBITDA constitutes both a liquidity measure and a performance measure.

You should adhere to the compilation requirements in Item 10(e)(1)(ii)(A) and (B) of Regulation S-K in presenting your measure of consolidated Adjusted EBITDA outside of your financial statements. Given your use of the term in presenting segment disclosures, you will need to select a different label for the consolidated measure, or select a different label for the segment measures, where adjustments made in the compilation of the segment measures are not permissible in presenting the consolidated measure.

Please revise your descriptions and compilations of the non-GAAP measure to resolve conflicting statements of its characterization and utility.

In response to the Staff’s comment, and as discussed with the Staff, the Company has revised the Draft 2022 Form 20-F/A to further explain management’s use of Adjusted EBITDA and how the Company calculates Adjusted EBITDA. See pages 118 to 121 of the Draft 2022 Form 20-F/A. The disclosure reflects the following understandings:

•	The Company uses Adjusted EBITDA (i) as a performance measure for its reportable segments and (ii) as a performance measure on a consolidated basis in addition to, and not as a substitute for, net income.

•	The Company affirms that it does not utilize Adjusted EBITDA as a liquidity measure. See page 120 of the Draft 2022 Form 20-F/A. The Company measures liquidity based on its cash flows, which are discussed on pages 129 and 133 to 134 of the Draft 2022 Form 20-F/A.

Mr. Mark Wojciechowski Mr. Karl Hiller Confidential Treatment Requested by Nexa Resources S.A.* Nexa Resources S.A. – PAGE E007

•	Adjusted EBITDA is the main performance measure used by the chief operating decision maker to assess segment performance and to make decisions about resource allocation. Adjusted EBITDA information for Nexa’s segments is disclosed and reconciled with IFRS numbers in note 2 to Nexa’s financial statements. Consistent with C&DI 104.01, the Company does not consider the use of Adjusted EBITDA as a segment performance measure to be a Non-GAAP financial measure.

•	The revised disclosure contained in the Draft 2022 Form 20-F/A discusses, first and more prominently, the Company’s net income for the year of 2022, including the impact of all the factors described above as adjustments in the Adjusted EBITDA. See pages 101 to 102 of the Draft 2022 Form 20-F/A. In addition to, and not in substitution of, the discussion of net income, the Company believes that an analysis of its performance based on its Consolidated Adjusted EBITDA provides an important view for investors and market participants as to the performance of the business without the impact (positive or negative) of (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) non-cash events and non-cash gains or losses that do not specifically reflect Nexa’s operational performance for the specific period; and (iii) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects (e.g., Aripuanã, as further detailed in our response to Question #6). When applicable, Adjusted EBTIDA also excludes the impact of (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect our operational performance for the specific period in our management’s view. These events did not impact our Adjusted EBITDA in 2022 and 2021, but may impact future periods. This is a helpful measure for management, investors and other market participants because it compares operating performance of the Company’s business to that of other companies in the same industry and to the Company’s own operating performance in different periods, without the impact of these specific items. Consolidated Adjusted EBITDA also informs management in planning and forecasting future operating results. Investors and market analysts have specifically asked the Company to provide this information.

•	As further detailed in our response to Question #6, the Draft 2022 Form 20-F/A does not refer to “pre-operating and ramp-up expenses incurred during commissioning and ramp-up of greenfield project (Aripuanã)” as non-recurring, unusual or infrequent expenses, in compliance with Item 10(e)(1)(ii)(B) of Regulation S-K. See pages 118 to 122 of the Draft 2022 Form 20-F/A. Even if this adjustment is deemed recurring, the Company believes that it is important for investors to be able to review the operational performance of the Company’s business without potential distortions deriving from pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of Aripuanã. Therefore, the Company has reflected this adjustment in reliance on C&DI 102.03.

Mr. Mark Wojciechowski Mr. Karl Hiller Confidential Treatment Requested by Nexa Resources S.A.* Nexa Resources S.A. – PAGE E008

4.	We note that in response to prior comment seven you explain how adjustments made to exclude the effects of certain transactions from your consolidated measure of Adjusted EBITDA are consistent with your definition of this non-GAAP measure, which provides that you may elect to exclude the effects of any transactions that you believe are not indicative of normal operating activities or that do not necessarily occur on a regular basis.

However, your descriptions of the items excluded based on this rationale include items “not intended to minimize operational volatility risks,” items that “do not reflect the purpose” of your operations, items that do not reflect your “intention and capacity to generate cash,” items that “did not reflect the cash generation capacity and performance of [your] future commercial operations,” items that are “not an effectively revenue and cash generating item,” and items that have “more of a financial effect than an operational one.” You indicate that you intend to include these or similar explanations in the notes to your financial statements along with your segment disclosures in future filings.

We believe that you will need to more thoroughly describe the accounting policies applied to the preparation of your segment measures of performance that differ from those that are required for a fair presentation by IFRS as issued by the IASB, to comply with paragraph 27(b) of IFRS 8. For example, you should explain how your criteria of intention, purpose, capacity, financial effect, and operational impact are established and defined in a manner that ensures these are applied in a consistent manner in compiling the segment measures of performance that are presented to your CODM. You should adhere to the guidance in paragraph 17(b) of IAS 1 in formulating your description of these accounting policies, as to providing relevant, reliable, comparable and understandable information.

Please submit the revisions that you propose to address these disclosure requirements.

In response to the Staff’s comment, the Company has revised the definition of Adjusted EBITDA and included an updated reconciliation table on pages 119 to 120 of the Draft 2022 Form 20-F/A with more detailed footnotes explaining the adjustments. The new definition more precisely describes the adjustments, which the Company will apply on a consistent basis in the future. Nexa will include similar explanations in the notes to its financial statements along with its segment disclosures in future filings.

5.	With regard to your presentation of consolidated Adjusted EBITDA outside of the financial statements we believe that you will need to adhere to the requirements in Item 10(e)(1)(ii)(A) and (B) of Regulation S-K, which prohibit adjustments in compiling non-GAAP liquidity measures of items that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, and prohibit adjustments in compiling a non-GAAP performance measure of items that are characterized as non-recurring, infrequent or unusual, when similar items are reasonably likely to recur within two years or had occurred within the prior two years.

As your exclusion of items based on intention, purpose, capacity, financial effect, and operational impact appear to depict the excluded activity as unusual relative to your classification of the corresponding activity within your Statements of Operations under IFRS as issued by the IASB, such adjustments would not appear to be appropriate if any similar charge had occurred or is reasonably likely to reoccur within the two-year periods utilized in the compilation guidance referenced above. As adjustments to exclude items because they do not necessarily occur on a regular basis depict the items as infrequent, these will likewise be subject to this manner of limitation.

Please address these requirements for each adjustment made in compiling your non-GAAP performance and liquidity measures, as reflected in your consolidated measure of Adjusted EBITDA. If you wish to recharacterize your adjustments or rationale in support of any adjustments that would otherwise need to be removed, submit the disclosure revisions that you propose to clarify how the nature of the item is not unusual or not infrequent in your view, and how any criteria utilized to identify and exclude the item has been established and applied consistently from period-to-period.

Mr. Mark Wojciechowski Mr. Karl Hiller Confidential Treatment Requested by Nexa Resources S.A.* Nexa Resources S.A. – PAGE E009

If you wish to recharacterize your measure of consolidated Adjusted EBITDA as either a liquidity or performance measure, also submit the revisions that you believe would clarify and support your characterization of the measure; it should be clear how your descriptions of and the adjustments made in compiling the measure are fully consistent with the accounting concepts of performance or liquidity as applicable, in your view.

In response to the Staff’s comment, the Company clarifies that Adjusted EBITDA is a performance measure for its segments and a performance measure on a consolidated basis in addition to, and not as a substitute for, net income. It is not a liquidity measure. The Company has also revised the definition of Adjusted EBITDA whenever mentioned throughout the Draft 2022 Form 20-F/A to remove any indication that pre-operating and ramp-up expenses for Aripuanã are non-recurring, unusual or infrequent, as discussed above. However, regardless of whether these expenses are deemed recurring, the Company believes that providing a performance measure (to be used in addition to, and not in substitution of, net income) that excludes these expenses is helpful and important for investors (as further detailed in our response to Question #6), and is also consistent with C&D 102.03.

6.	We note from your response to prior comment eight that you believe the adjustment for ‘Aripuanã pre-operating expenses and ramp-up impacts’ is appropriate in part because these expenses “are not expected to exist after the project reaches commercial production” and therefore “should not be considered a recurring expense.”

You further explain that the ramp-up phase of the project with which these expenses associated “should be considered as an unusual and infrequent event” because Aripuanã is your only greenfield project in recent years, and that greenfield constructions are not as frequent due to the large investment they require.

However, on pages 14 and 100 of your filing you have disclosures stating “We must continue to invest capital to...develop our greenfield projects pipeline in order to sustain and grow production,” and “In terms of greenfield projects, we direct continuous efforts to define the expansion of the known mineralization and identify new mineralized zones in regional prospective trends, with emphasis on Hilarión and Namibia.”

The interpretive guidance in the answer to C&DI question 100.01 explains that an operating expense that occurs repeatedly or occasionally, including at irregular intervals, would be regarded as recurring, relative to the compilation limitation in Item 10(e)(1)(ii)(B) of Regulation S-K.

Given that you have reported similar expenses for each of the last three fiscal years, and considering your disclosures indicating that pre-operating and ramp-up expenses for other greenfield projects are reasonably likely to be incurred in future periods, these adjustments would not be permissible in compiling the consolidated measure of Adjusted EBITDA outside of your financial statements, based on your stated rationale. Please submit the revisions that you propose to adhere to these requirements.

The Company acknowledges the Staff’s view that an expense may not be indicated as non-recurring, infrequent or unusual if there “was a similar charge or gain within the prior two years.” The Company acknowledges that Aripuanã pre-operating expenses and ramp-up expenses have recurred in prior years with respect to Aripuanã and may recur in the future with respect to Aripuanã or any other project that may reach the commissioning or ramp-up phases in the future. Therefore, in compliance with Item 10(e)(1)(ii)(B) of Regulation S-K, the Company has revised the Draft 2022 Form 20-F/A on pages 118 to 22 to remove any indication that these expenses incurred during the commissioning or ramp-up stage would be non-recurring, infrequent or unusual.

The Company has also clarified in the Draft 2022 Form 20-F/A that not all expenses associated with greenfield projects are excluded from Adjusted EBITDA. Rather, adjustments are only made in connection with pre-operating expenses and ramp-up expenses incurred for greenfield projects that have reached the commissioning or ramp-up stages. Aripuanã is distinct from all other greenfield projects mentioned throughout the 2022 Form 20-F (including Hilarión and Namibia) because Aripuanã is the only Nexa project in the commissioning/ramp up stage. Further, the Aripuanã project is the only new mine that the Company has built in recent decades. If any of the other greenfield projects ever reaches the commissioning or ramp-up stages, the Company confirms that they will be treated consistently, and that associated expenses will also be deducted from Adjusted EBITDA.

Mr. Mark Wojciechowski Mr. Karl Hiller Confidential Treatment Requested by Nexa Resources S.A.* Nexa Resources S.A. – PAGE E0010

As a mining company, Nexa is engaged in exploration activities in its ordinary course of business, and expenses associated with exploration activities are properly accounted for in the Company’s financial statements and are not excluded from net income when calculating Adjusted EBITDA. Some of these activities will never provide any material results, others may result in brownfield or greenfield projects conducted directly by the Company, and others may be developed by third parties and acquired by the Company at a later stage, when the project becomes fully operational (i.e., after commissioning and ramp-up). For a greenfield project developed directly by the Company, following the construction and development phases (where costs are capitalized), the project then reaches the commissioning/ramp-up stages. At that point, the Company may incur significant expenses until the project reaches nameplate capacity. These expenses include, for instance, implementation of infrastructure, investments in third-party local training centers, costs related to the mine’s structure, buildings and equipment, idleness expenses related to the operational readiness of third parties and employees, maintenance of the plant and equipment, and provisions relating to the net realizable value (“NRV”) of inventories. For a greenfield project, these expenses have no connection with the performance of the Company’s existing operational businesses. For a company like Nexa, which has multiple other mining properties that have been fully operational for decades, the Company believes that these significant expenses, typically concentrated over a short period of time, distort information and trends about the performance of its other fully operational properties. For this reason, the Company strongly believes that showing an additional performance measure with this adjustment is appropriate and helpful to investors. This additional performance measure supplements, and does not substitute, a performance analysis based on the Company’s net income.

If you have questions or require additional information, please do not hesitate to contact me at + 51 947 488 540.

Very truly yours,

/s/ José Carlos del Valle

José Carlos del Valle

Senior Vice President of Finance and Group Chief Financial Officer

cc: Francesca L. Odell (Cleary Gottlieb Steen & Hamilton LLP)

Jonathan Mendes de Oliveira (Cleary Gottlieb Steen & Hamilton LLP)

Mr. Mark Wojciechowski Mr. Karl Hiller Confidential Treatment Requested by Nexa Resources S.A.* Nexa Resources S.A. – PAGE E0011

Annex A: Draft 2022 Form 20-F/A

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